UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-41640

AESI Holdings Inc.*

(Exact name of registrant as specified in its charter)

5918 W. Courtyard Drive, Suite 500

Austin, TX

(512) 220-1200

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Class A Common Stock, par value $0.01 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: One (1)*

*

On October 2, 2023, pursuant to the terms of that certain Master Reorganization Agreement (the “MRA”), dated as of July 31, 2023, by and among AESI Holdings Inc. (f/k/a Atlas Energy Solutions Inc.), a Delaware corporation (the “Company”), Atlas Sand Operating, LLC, a Delaware limited liability company (“Opco”), Atlas Energy Solutions Inc. (f/k/a New Atlas HoldCo Inc.), a Delaware corporation (“New Atlas”), AESI Merger Sub Inc., a Delaware corporation (“PubCo Merger Sub”), Atlas Operating Merger Sub, LLC, a Delaware limited liability company (“Opco Merger Sub”), and Atlas Sand Holdings, LLC, a Delaware limited liability company (“Holdings”), the Company became a wholly owned subsidiary of New Atlas through: (a) PubCo Merger Sub’s merger with and into the Company (the “PubCo Merger”), as a result of which (i) each share of Class A common stock, par value $0.01 per share, of the Company then issued and outstanding was exchanged for one share of common stock of New Atlas, par value $0.01 per share (the “New Atlas Common Stock”), (ii) all of the shares of Class B common stock, par value $0.01 per share, of the Company then issued and outstanding were surrendered and cancelled for no consideration and (iii) the Company survived the PubCo Merger (in such capacity, the “Surviving Corporation”) as a direct, wholly owned subsidiary of New Atlas; and (b) Opco Merger Sub’s merger with and into Opco, as a result of which (i) each common unit of Opco (“Opco Unit”) then issued and outstanding, other than those Opco Units held by the Company, was exchanged for one share of New Atlas Common Stock and (ii) Opco became a wholly owned subsidiary (partially direct and partially indirect through the Surviving Corporation (i.e., the Company)) of New Atlas. Upon consummation of the transactions contemplated by the MRA, the Company changed its name from “Atlas Energy Solutions Inc.” to “AESI Holdings Inc.” and New Atlas changed its name from “New Atlas HoldCo Inc.” to “Atlas Energy Solutions Inc.”

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, AESI Holdings Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: October 16, 2023	By:	/s/ John Turner
	Name:	John Turner
	Title:	President and Chief Financial Officer